U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filers”): Davide Campari-Milano S.p.A.

B.	This is (check one):

☑	An original filing for the Filer.

◻	An amended filing for the Filer.

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	Davide Campari-Milano S.p.A.

Form type:	Form CB

File number (if known):	005-91429

Filed by:	Davide Campari-Milano S.p.A.

Date filed (if filed concurrently, so indicate):	February 19, 2020 (furnished concurrently herewith)

D.	The Filer is incorporated or organized under the laws of Italy and has its principal place of business at

Davide Campari-Milano S.p.A. Via F. Sacchetti, 20 20099 Sesto San Giovanni (Milan) investor.relations@campari.com +39 02 6225 1

E.	The Filer designates and appoints

Campari America LLC

located at:

Campari America LLC 1114 Avenue of the Americas, 19th Floor New York, NY capree.lyseight@campari.com 718-644-2168 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on February 19, 2020 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB furnished by the Filer concurrently with this Form F-X. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB furnished by the Filer concurrently with this Form F-X (including any amendments thereto); the securities to which such Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milan and Country of Italy, on this 19th day of February, 2020.

DAVIDE CAMPARI-MILANO S.P.A.

By:	/s/ Fabio Di Fede
Name: Fabio Di Fede
Title: Group General Counsel and Business Development Officer

This statement has been signed by the following person in the capacity indicated on February 19, 2020.

CAMPARI AMERICA LLC (as Agent for Service of Process)

By:	/s/ Sarah Bradley
Name: Sarah Bradley
Title: General Counsel